SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        (AMENDMENT NO. 4)*


                      Southwest Bancorp, Inc.
                         (Name of Issuer)

              Common Stock, par value $1.00 per share
                 (Title and Class of Securities)

                            844767103
                          (CUSIP Number)


    American Fidelity Assurance Company, 2000 Classen Blvd., Oklahoma City,
        Oklahoma 73106, Attn: Stephen P. Garrett, Senior Vice President
                             (405) 523-5200
Name, Address and Telephone Number of Person Authorized To Receive Notices and communications)

                            December 22, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1-(b)(3) or (4), check the following box   [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D


CUSIP  844767103
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          NAME OF REPORTING PERSON
     1.   American Fidelity Assurance Company
          73-0714500
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     2.   Check Appropriate Box if a Member of A Group   (a) [  ]
                                                         (b) [  ]
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     3.   SEC Use Only
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     4.   Source of Funds:    N/A
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     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
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     6.   Citizenship or Place of Organization - Oklahoma
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     Number         7.   Sole Voting Power: -0-
     of Shares      ---------------------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power  -0-
     Reporting      ---------------------------------------------------------
     Person         9.   Sole Dispositive Power: -0-
     With           ---------------------------------------------------------
                   10.   Shared Dispositive Power  -0-
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     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         -0-
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/ /  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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     13.  Percent of Class Represented by Amount in Row (11)
                         -0-
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     14.  Type of Reporting Person   IC
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Item 1.   Security and Issuer

     This Amendment No. 4 to Schedule 13D is filed with the Securities and Exchange Commission by American Fidelity Assurance Company, an Oklahoma corporation ("AFA"), in respect of its ownership of shares of common stock, par value of $1.00 per share, of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma, 74074. This Amendment is filed to report the disposition of all shares owned.

Item 2.   Identity and Background.

          No change.

Item 3.   Source and Amount of Funds or Other Consideration

     Not applicable

Item 4.   Purpose of Transaction

     Not applicable

Item 5.   Interest in Securities of the Issuer.

     (a) As of December 22, 1997, AFA beneficially owns no shares of the common stock of the issuer.

     (b)  Not applicable

     (c) On December 22, 1997, AFA paid a dividend consisting of 347,918 shares of common stock of Southwest Bancorp, Inc. to its sole shareholder, American Fidelity Corporation. AFA engaged in no other transactions in the stock during the prior 60 days.

     (d)  Not applicable

     (e) AFA ceased to be the beneficial owner of more than 5% of the common stock of the issuer on December 22, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable

Item 7.   Material to be Filed as Exhibits.

          None

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997              AMERICAN FIDELITY ASSURANCE COMPANY

                                      By: JOHN W. REX
                                          John W. Rex, President